Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2018.

November 8, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2018.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 8, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2018.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,667 As of September 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 8, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

ON A PRO-FORMA BASIS:

SERVICE REVENUES FOR 9M18 UP 4% YEAR-ON-YEAR AT P111.9 BILLION

EXCLUDING ILD/NLD, CONSOLIDATED SERVICE REVENUES ROSE 7%

COMBINED HOME, ENTERPRISE AND INDIVIDUAL REVENUES, OR 90% OF TOTAL CONSOLIDATED REVENUES, ROSE BY 8% TO P101.2 BILLION

HOME AND ENTERPRISE REVENUES ROSE 12% AND 10%, RESPECTIVELY

INDIVIDUAL REVENUES HIGHER 4% YEAR-ON-YEAR AND

3% QUARTER-ON-QUARTER – FOURTH CONSECUTIVE QUARTER OF GROWTH

DATA/BROADBAND REVENUES GREW BY 36% TO P66.0 BILLION,

NOW 59% OF TOTAL CONSOLIDATED REVENUES

CONSOLIDATED EBITDA ROSE BY 2% TO P50.3 BILLION,

OR BY 4% (EX-VOYAGER) TO P52.1 BILLION, MARGIN AT 45%

TELCO CORE INCOME (EX-VOYAGER AND ASSET SALES) INCREASED BY 5% TO P19.1 BILLION

REPORTED NET INCOME OF P16.5 BILLION,

INCLUDING ACCELERATED DEPRECIATION OF P4.5 BILLION

SMART, TNT AND SUN LAUNCH “VIDEO EVERY DAY” OFFERS

SMART NETWORK IS RECOGNIZED AS PROVIDER OF

“BEST VIDEO EXPERIENCE IN THE PHILIPPINES” --

BY OPEN SIGNAL

PLDT AND SMART TO TRANSFORM CLARK INTO FIRST 5G CITY IN THE PHILIPPINES

KKR AND TENCENT INVESTMENT IN VOYAGER TO CLOSE IN 4Q18

CORE INCOME GUIDANCE FOR 2018 OF P23-24 BILLION (EX-VOYAGER AND PRE-IFRS 15) AFFIRMED DESPITE HEADWINDS

MANILA, Philippines 8th November 2018 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE:PHI) today announced its unaudited financial and operating results for the first nine months of 2018 (9M18) with Consolidated Service Revenues (net of interconnection costs) reaching P109.0 billion based on the new accounting standard PFRS 15, a 2% increase from the same period in 2017.  Consolidated EBITDA grew by 1% to P49.7 billion year-

on-year. Telco core income rose by 4% to P18.9 billion. Including the gain from the sale of shares in Rocket Internet and losses from Voyager, core income stood at P17.1 billion.

The effect of the adoption of PRFS 15 on the Company’s income statement for the first nine months of 2018 is shown below:

(Php in millions)	9M2018	PFRS15 vs Pro-forma	PRFS15 vs 9M2017
	(PFRS15)

Total Revenues*	117,302	(585)	3%
Service Revenues*	109,027	(2,865)	2%
Non-Service Revenues	8,275	2,280	37%

EBITDA	49,699	(622)	1%
ex-Voyager	51,440	(622)	3%

EBITDA Margin	43%
ex-Voyager	45%

Interest Income	1,396	308	36%

Telco Core Income	18,858	(220)	4%
Underlying Core Income	17,058	(220)	(2%)

Reported Net Income	16,269	(220)	(26%)

For an apple-to-apple comparison, the Company’s results in the first nine months of 2018 are shown side-by-side with those of the same period last year on a pro-forma PAS18 basis below:

(Php in millions)	9M2018	9M2017	Y-o-Y
	(Pro-forma)		Change

Total Revenues*	117,887	113,354	4%
Service Revenues*	111,892	107,317	4%
Non-Service Revenues	5,995	6,037	(1%)

EBITDA	50,321	49,129	2%
ex-Voyager	52,062	49,839	4%

EBITDA Margin	43%	43%
ex-Voyager	45%	44%

Interest Income	1,088	1,023	6%

Telco Core Income	19,078	18,126	5%
With Voyager	17,278	17,355	-

Reported Net Income	16,489	21,878	(25%)

*Net of interconnection costs

Pro-forma PAS18 consolidated service revenues for the period to the end of September totaled P111.9 billion, 4% higher than a year ago.  Revenues in the third quarter reached P37.5 billion, the sixth consecutive quarter of sequential increases.

Excluding international and national long distance (ILD/NLD) revenues, service revenues amounted to P104.9 billion, up 7%.  The third quarter of 2018 was the seventh (7th) consecutive quarter showing service revenue increases.

Pro-forma PAS18 consolidated EBITDA rose by 2% to P50.3 billion year on year, with EBITDA margin of 43%. Excluding Voyager, EBITDA was higher by 4% at P52.1 billion and margin at 45%.

Telco core income (i.e., excluding Voyager) grew 5% to P19.1 billion versus the previous year.

Reported Net Income stood at P16.5 billion, impacted by, among others:

•	Accelerated depreciation of P4.5 billion in connection with the shortened estimated useful life of network assets affected by PLDT’s network upgrade
•	Revaluation gain of P1.1 billion on the remaining Rocket Internet shares

As of end-September 2018, Consolidated Net Debt and Net Debt to EBITDA stood at US$2.4 billion and 1.94x respectively.  Gross Debt amounted to US$3.3 billion, of which only US$0.3 billion or 8% was unhedged.  Fixed rate loans, post interest-rate swaps, comprised 89% of total loans while floating rate loans made up the balance of 11% of the total.  The average interest cost (pre-tax) was 4.5%.

As of end-September 2018, PLDT’s credit ratings remained at investment grade.

Maintaining the growth momentum

Home continued to lead the way for the Group, growing revenues by 12% to P27.3 billion in 9M18 and accounting for 24% of consolidated service revenues, 75% of which were contributed by data and broadband.

The third quarter registered the 14th quarter of sequential revenue growth from the first quarter of 2015.  Revenue gains in the third quarter would have been more substantial if Home installation activities had not been constrained by a Department of Labor and Employment (DOLE) Order that stopped the operations of 38 of PLDT’s service contractors that affected, among others, installation, repair/maintenance and call center services.

Service revenues of Enterprise grew 10% year on year by P2.6 billion to P28.4 billion in 9M18, representing 25% of total service revenues.  Enterprise revenues were bolstered by a 12% increase to P18.2 billion in data and broadband which now comprise

64% of total Enterprise revenues.  In particular, data center revenues grew by 21% while corporate data revenues rose 12%.

Individual Wireless services revenues continued to gain momentum – rising 4% to P45.5 billion as of 9M18.  This is the fourth consecutive quarter of growth for this business group.

The 4% growth in 9M18 stands in sharp contrast to the 14% or P7.1 billion year-on-year decline registered in the first nine months of 2017.  Effectively, this represents a combined turnaround of P8.8 billion.

The increase in revenues of Individual Wireless was boosted by a growth in mobile internet revenues versus a year ago as mobile data traffic grew by 97% in the same period, as a results of higher usage.

The combined Home, Enterprise and Individual Wireless service revenues added up to P101.2 billion in 9M18, accounting for 90% of total service revenues, and posting an 8% or P7.2 billion year on year increase.   This represents a marked turnaround from the P1.8 billion year-on-year decline in 9M17 or a total positive swing of P9.1 billion.

As cited earlier, data and broadband continue to power the growth of the Home, Enterprise and Individual Wireless groups, representing 75%, 64% and 59% of service revenues, respectively.  Revenues from this group of services grew 36% to P66.0 billion.

“Despite the extraordinary challenges posed by the DOLE Order, we have sustained the double digit growth of Home and Enterprise and added momentum to the recovery of our Individual Wireless business,” said Ernesto R. Alberto, PLDT and Smart Executive Vice President and Chief Revenue Officer.

Network roll-out surpasses targets

The rapid pace of its network transformation program has enabled PLDT to surpass several key full-year 2018 roll-out targets by end-9M18.

One critical activity is the expansion of PLDT’s fiber optic cable network.  By end-September 2018, PLDT’s total fiber footprint – consisting chiefly of transmission and distribution facilities – had reached 221,000 kilometers (kms.), exceeding the full year 2018 target of 210,000 kms.  This has provided the vital underpinning for the expansion of the group’s fixed and mobile networks.

By end-9M18, PLDT Home’s fiber coverage had reached 5.75 million homes, surpassing the full year 2018 target of 5.3 million homes.  At the same time, total capacity reached 2.25 million ports – more than double the count as of end-2017 and above the 2.20 million ports targeted for 2018.  At the end of September, there were 1.25 million ports available for subscription.

Meantime, Smart installed about 5,700 new LTE or 4G base stations, boosting its total count to about 14,400 LTE base stations nationwide – 65% more than its end-2017 count.   It also added about a thousand 3G base stations in the same period, raising the total count to about 11,000.

“The accelerated roll-out of PLDT’s fiber network has placed us in a good position to provide all PLDT customers with fiber-powered broadband services within the next 12 to 18 months.  In addition, Smart’s stepped up deployment of LTE, LTE-Advanced and 3G facilities will enable us to fulfill our commitment to the government to provide mobile broadband services to over 90% of the country’s cities and municipalities by end-2018,” said Mario G. Tamayo, Senior Vice President for network planning and engineering for PLDT and Smart.

Video driving mobile data

The aggressive network transformation undertaken by PLDT and Smart has provided powerful boosts to their respective businesses which are increasingly relying on the customer’s use of broadband and digital services, particularly video viewing.

Smart’s rapid deployment of its LTE and LTE-Advanced facilities for example enabled it to pull off its hugely successful YouTube promo where customers enjoyed one-hour of free viewing per day of the world’s most popular video website if they bought qualified mobile data packs.

As a result of that promo, the number of YouTube viewers among Smart, TNT and Sun customers jumped by over six times from the start of the offer in April to October this year.  During that period, the volume of data traffic soared by over 13 times.  Moreover, even while offering YouTube viewing for free, average revenue per prepaid subscriber increased by 9%.

Despite the huge increase in data traffic, Smart delivered quality video viewing experience for those availing of the YouTube promo.  In its latest report released last week, international mobile analytics company OpenSignal cited Smart for providing customers the best video experience in the Philippines.

Covering the period May to August 2018 at the height of the YouTube promo, that report provided a breakdown of the performance of mobile operators in Asia. It said that Smart garnered a video experience score of 42.2, well ahead of the scores of the competitor and those of major U. S. carriers.  This comes on the heels of earlier reports of OpenSignal and Ookla, the global leader in internet testing and analysis that showed Smart provides that fastest LTE service in the country.  [These network achievements are, to a great extent, enabled by the spectrum bank from the co-acquisition of San Miguel’s telecoms business in 2016.]

“We are immensely pleased by the results of the YouTube promo.  This early, even during the promo period, we are already gaining incremental revenues.  And because of the great work done by our network team, the customer experience of video viewing has been very positive.  This has placed us in an excellent position to offer more compelling video services on a sustainable basis,” said Oscar A. Reyes, Jr., Senior Vice President of Consumer Market Development for PLDT and Smart.

Building on the success of the YouTube promo, Smart launched on November 6 new data packs loaded with “Video Every Day” – offering access not only to YouTube, but also to other popular video sites such as iflix, iwantTV, NBA League Pass, Discovery kids and Cignal Play.

Video also boosts Home fiber

The demand for better online video viewing is also a key factor boosting demand for fiber to the home service.  This is because the video viewing habits of Filipinos are undergoing a tectonic shift to online services that enable them to watch programs when and where they want to – either at home or while on the move.

A recent study of Limelight Networks, “The State of Online Video 2018”, found that out of the 10 countries covered, Filipinos watch the most online video each week at 8 hours and 46 minutes – surpassing online video viewers in the United States and India.  Moreover, Filipinos – along with Indians and Singaporeans – now watch more online video than traditional broadcast television.

Driven by this shift in viewing habits, Home broadband penetration reached an all-time high of just under 2 million customers in 9M18.  This represents an 8% increase year on year in unique data service subscribers.  Throughout the country, the demand is for fiber-powered Home broadband that can provide quality viewing of online video.

To further improve the customer experience on Home fiber services, PLDT Home has, over the past quarter, given a free speed boost to fiber broadband subscribers.  Customers who signed up for Fibr Plan 1699 with a speed of 5 Mbps for example now enjoy 10 Mbps.   Meantime, PLDT Home launched its partnership with Google WiFi to extend fiber-powered WiFi data coverage to every part of the customer’s residence.

Moving forward, Home is set to introduce new digital services with online video at the cutting edge.

Focus on Digital services

For the PLDT Enterprise group, the focus remains on pushing data and digital services such as data centers and cloud infrastructure and Software-as-a-Service that companies are embracing with rising enthusiasm.  One digital service that is rapidly growing is Cyber Security, as more and more companies and government agencies wake up to the growing threats posed by malicious malware and cyber attacks.

The Enterprise group also took the lead in reaching an agreement with the Clark Development Corporation and the Bases Conversion and Development Authority to

launch the Clark Freeport Zone (CFZ) as the country’s first Smart 5G City.  Under the Memorandum of Understanding signed this week with the CDC and BCDA, PLDT and Smart will deploy 5G base stations in the CFZ over the next few months, with the first to be installed this November.

“The growing expectation is that the initial use cases for 5G technology will be enterprise applications in fields like transportation, traffic management and health care. We will work with the zone authorities and businesses in the CFZ to develop intelligent services that can take advantage of 5G’s ability to provide ultra-fast, real-time, massive connectivity,” said Juan Victor Hernandez, PLDT and Smart Senior Vice President for Enterprise Business.

Voyager gets fresh funding

In early October 2018, Voyager Innovation signed subscription agreements to raise a total of US$175 million of new funding via the issuance of new shares to leading global investment firm KKR (NYSE: KKR), and Tencent Holdings Ltd. (0700.HK), a leading provider of internet services in China.

The new funding – the largest investment in a Philippine tech company to-date - is expected to cover Voyager’s cash requirements for at least 2 years.  This will in turn allow PLDT to direct available funds to support its massive capex program.

Other investors are expected to inject more capital into Voyager and as new funding from follower investors comes in, PLDT’s ownership share is expected to fall below 50%, while remaining the largest single shareholder.

The transaction with the lead investors KKR and Tencent is expected to close in the fourth quarter of this year.

“The infusion of fresh capital and the global expertise of the new lead investors will enable Voyager to step up its efforts to make mobile payments and other digital services more accessible to Filipinos.  This will help speed up digital and financial inclusion in the country and benefit the many Filipinos who remain unbanked and have little or no access to the financial system,” said Orlando B. Vea, Voyager President and CEO.

Conclusion

“The solid success of our YouTube promo is gratifying on several counts.  First, it shows how much progress our network transformation efforts have made in the past two years.  Particularly, the roll out of Smart’s LTE and LTE-Advanced services that have delivered to our customers the country’s best mobile video experience despite the massive increase in data traffic triggered by the promo.  Second, it highlights how effectively the increased collaboration between our network and revenue groups is helping us attain our priority objectives.  Third, it has placed our Individual Wireless business in a much better position to grow sustainably, powered by data and digital services, led by online video.  Combined with our robust Home and Enterprise businesses, our Wireless business can then provide an even more powerful lift to the overall business of PLDT and Smart,” said Manuel V. Pangilinan, PLDT and Smart Chairman, President and Chief Executive Officer.

“This will enable us to deal more effectively with the challenges that will posed by heightened competition from players old and new.  As PLDT celebrates its 90th anniversary this November, this will also give us the means and opportunity to further pursue the internal transformation that we must accomplish in order to thrive in the rapidly developing digital economy.  Given these developments, we maintain our guidance that the full-year telco core income for 2018 (excluding Voyager) will be in the range of P23-24 billion, and, that our capex will reach P58 billion as budgeted,” he added.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel. No: 816-8213	Tel. No: 816-8024	Tel. No: 511-3101

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	194,748	186,907
Investments in associates and joint ventures	43,074	46,130
Available-for-sale financial investments	—	15,165
Financial assets at fair value through profit or loss	6,733	—
Investment in debt securities and other long-term investments – net of current portion	—	150
Debt instruments at amortized cost	150	—
Investment properties	1,943	1,635
Goodwill and intangible assets	68,963	69,583
Deferred income tax assets – net	28,589	30,466
Derivative financial assets – net of current portion	235	215
Prepayments – net of current portion	6,381	5,370
Advances and other noncurrent assets – net of current portion	—	14,154
Financial assets at fair value through other comprehensive income – net of current portion	2,771	—
Other financial assets – net of current portion	2,276	—
Other non-financial assets – net of current portion	370	—
Total Noncurrent Assets	356,233	369,775
Current Assets
Cash and cash equivalents	45,206	32,905
Short-term investments	4,846	1,074
Trade and other receivables	38,959	33,761
Inventories and supplies	5,218	3,933
Contract assets	3,487	—
Current portion of derivative financial assets	302	171
Current portion of investment in debt securities and other long-term investments	—	100
Current portion of prepayments	7,163	9,633
Current portion of advances and other noncurrent assets	—	8,092
Current portion of financial assets at fair value through other comprehensive income	1,548	—
Current portion of other financial assets	7,054	—
Current portion of other non-financial assets	825	—
Total Current Assets	114,608	89,669
TOTAL ASSETS	470,841	459,444

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(854)	(940)
Capital in excess of par value	130,399	130,374
Other equity reserves	616	827
Retained earnings	9,907	634
Other comprehensive loss	(25,688)	(19,151)
Total Equity Attributable to Equity Holders of PLDT	109,478	106,842
Noncontrolling interests	4,298	4,341
TOTAL EQUITY	113,776	111,183

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	164,965	157,654
Deferred income tax liabilities – net	3,482	3,366
Derivative financial liabilities – net of current portion	—	8
Customers’ deposits	2,464	2,443
Pension and other employee benefits	8,741	8,997
Deferred credits and other noncurrent liabilities	3,640	7,702
Total Noncurrent Liabilities	183,292	180,170
Current Liabilities
Accounts payable	63,102	60,445
Accrued expenses and other current liabilities	93,641	90,740
Current portion of interest-bearing financial liabilities	14,258	14,957
Dividends payable	1,649	1,575
Current portion of derivative financial liabilities	29	141
Income tax payable	1,094	233
Total Current Liabilities	173,773	168,091
TOTAL LIABILITIES	357,065	348,261
TOTAL EQUITY AND LIABILITIES	470,841	459,444

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2018 and 2017

(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)
REVENUES
Service revenues	114,876	113,029	38,515	37,646
Non-service revenues	8,275	6,037	2,397	2,405
	123,151	119,066	40,912	40,051
EXPENSES
Selling, general and administrative expenses	53,010	51,731	17,758	17,187
Depreciation and amortization	27,500	25,547	9,611	10,218
Cost of sales and services	11,070	9,700	3,560	3,228
Interconnection costs	5,849	5,712	1,941	1,559
Asset impairment	4,164	3,805	1,352	1,557
	101,593	96,495	34,222	33,749
	21,558	22,571	6,690	6,302

OTHER INCOME (EXPENSES)	(309)	5,307	(1,003)	839
INCOME BEFORE INCOME TAX	21,249	27,878	5,687	7,141

PROVISION FOR INCOME TAX	4,923	5,936	1,166	1,760
NET INCOME	16,326	21,942	4,521	5,381
ATTRIBUTABLE TO:
Equity holders of PLDT	16,269	21,878	4,507	5,360
Noncontrolling interests	57	64	14	21
	16,326	21,942	4,521	5,381
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	75.09	101.06	20.78	24.74
Diluted	75.09	101.06	20.78	24.74

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date:  November 8, 2018